Form N-SAR for the First Investors Life Series International Securities Fund 6/30/06

Sub-Item 77C:

A special meeting of the shareholders of the First Investors Life Series International Securities Fund ("Fund") was held on June 26, 2006.

	The proposal was to approve a subadvisory agreement among First Investors Life Series Funds, First Investors Management Company, Inc. and Vontobel Asset Management, Inc. The proposal was approved with
4,521,251.775 shares voting for the adoption of the proposal and 243,690.337 shares voting against the adoption of the proposal.